UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One): |_|Form 10-K    |X| Form 20-F    |_| Form 11-K     |_|Form 10-Q
             |_| Form 10-D   |_| Form N-SAR   |_| Form N-CSR

For Period Ended: December 31, 2004
                  -----------------------

         |_| Transition Report on Form 10-K
         |_| Transition Report on Form 20-F
         |_| Transition Report on Form 11-K
         |_| Transition Report on Form 10-Q
         |_| Transition Report on Form N-SAR

For the Transition Period Ended:
                                 ------------------------------------

If notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION

                            AngloGold Ashanti Limited
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                             Full Name of Registrant

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                            Former Name if Applicable

                               11 Diagonal Street
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            Address of Principal Executive Office (Street and Number)

                               Johannesburg, 2001
                                (P.O. Box 62117)
                               Marshalltown, 2107
                                  South Africa
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                            City, State and Zip Code



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PART II - RULES 12 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution reported on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

We are not able to file a timely Form 20-F because our financial statements and audit as at and for the three years ended December 31, 2004 are still in progress as a result of our and our auditors' conclusion that our joint venture interests should be consolidated under the equity method of accounting in accordance with generally accepted accounting principles in the United States, rather than under a proportionate method of accounting.

As a result of our financial statement preparation and audit process not being complete, we are unable to file our Form 20-F by the prescribed filing deadline without unreasonable effort and expense. We intend to file our Form 20-F no later than fifteen calendar days following the prescribed due date.

PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.


           CR Bull                  27-11                        637-6130
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           (Name)                (Area Code)                (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_|Yes |X|No

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



                                AngloGold Ashanti Limited
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                       (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 29, 2005                     By:  /s/ CR Bull
                                            ------------------------------------
                                            CR Bull
                                            COMPANY SECRETARY